EXHIBIT 12
HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

			March 29		January 1
	Year ended		through		through	Year ended December 31,
	December 31,		December 31,		March 28,
	2004		2003		2003	2002		2001	2000

	(Successor)		(Successor)		(Predecessor)	(Predecessor)		(Predecessor)	(Predecessor)
			(Restated)
	(in millions)
Net income	$1,940		$1,357		$246	$1,558		$1,848	$1,631
Income taxes	1,000		690		182	695		970	868

Income before income taxes	2,940		2,047		428	2,253		2,818	2,499

Fixed charges:
Interest expense(l)	3,143		2,031		898	3,879		4,197	3,944
Interest portion of rentals(2)	54		40		18	68		64	53

Total fixed charges	3,197		2,071		916	3,947		4,261	3,997

Total earnings as defined	$6,137		$4,118		$1,344	$6,200		$7,079	$6,496
Ratio of earnings to fixed charges	1.92	(4)	1.99	(5)	1.47	1.57	(6)	1.66	1.63

Preferred stock dividends(3)	108		86		32	91		24	14

Ratio of earnings to combined fixed charges and preferred stock dividends	1.86	(4)	1.91	(5)	1.42	1.54	(6)	1.65	1.62

(1)	For financial statement purposes, these amounts are reduced for income earned on temporary investment of excess funds, generally resulting from over-subscriptions of commercial paper issuances.

(2)	Represents one-third of rentals, which approximates the portion representing interest.

(3)	Preferred stock dividends are grossed up to their pretax equivalents.

(4)	The 2004 ratios have been negatively impacted by $121 million (after-tax) from the adoption of FFIEC charge-off policies for our domestic private label and MasterCard and Visa portfolios in December 2004 and positively impacted by the $423 million (after-tax) gain on the bulk sale of our domestic private label receivables to HSBC Bank USA in December 2004. Excluding these items, our ratio of earnings to fixed charges would have been 1.83 percent and our ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.77 percent. These non-GAAP financial ratios are provided for comparison of our operating trends only.

(5)	The 2003 ratios have been negatively impacted by the $167 million (after-tax) of HSBC acquisition related costs and other merger related items incurred by HSBC Finance Corporation. Excluding these charges, our ratio of earnings to fixed charges would have been 1.89 percent and our ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.82 percent. These non-GAAP financial ratios are provided for comparison of our operating trends only.

(6)	The 2002 ratios have been negatively impacted by the $333 million (after-tax) settlement charge and related expenses and the $240 million (after-tax) loss on the disposition of Thrift assets and deposits. Excluding these charges, our ratio of earnings to fixed charges would have been 1.80 percent and our ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.76 percent. These non-GAAP financial ratios are provided for comparison of our operating trends only.